DATED MARCH 23, 2011
FILED PURSUANT TO RULE 433
REGISTRATION NO. 333-150218
CATERPILLAR FINANCIAL SERVICES CORPORATION
MEDIUM-TERM NOTES, SERIES F, 1.65% NOTES DUE 2014

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SUBJECT	FINAL PRICING DETAILS

Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series F, 1.65% Notes Due 2014
Ratings:	A (Stable Outlook) by Standard & Poor’s, a division of The McGraw-Hill Companies
A2 (Stable Outlook) by Moody’s Investors Service, Inc.
A (Stable Outlook) by Fitch Ratings Ltd.
Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security
Format:	SEC Registered-Registration Statement Number 333-150218
Trade Date:	March 23, 2011
Settlement Date (Original Issue date):
April 1, 2011, which is the seventh business day following the Trade Date. Accordingly, purchasers who wish to trade the Medium-Term Notes on the date hereof or the next three business days will be required, because the Medium-Term Notes will not initially settle in T+3, to specify an alternative settlement date at the time of such trade to prevent a failed settlement and should consult their own advisors.

Maturity Date:	April 1, 2014
Principal Amount:	$300,000,000
Price to Public (Issue Price):	99.988%
All-in-price:	99.738%
Pricing Benchmark:	UST 1.25% Notes due March 15, 2014
UST Spot (Yield):	1.124%
Spread to Benchmark:	+ 53 basis points (0.53%)
Yield to Maturity:	1.654%
Net Proceeds to Issuer:	$299,214,000
Coupon:	1.65%
Interest Payment Dates:	Interest will be paid semi-annually on the 1st of each April and October of each year, commencing October 1, 2011 and ending on the Maturity Date
Day Count Convention:	30/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter
Joint Lead Managers & Bookrunners:	Citigroup Global Markets Inc. (39.5%)
Goldman, Sachs & Co. (39.5%)
Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. (3.00%)
BNP Paribas Securities Corp. (3.00%)
Commerz Markets LLC (3.00%)
HSBC Securities (USA) Inc. (3.00%)
ING Financial Markets LLC (3.00%)
Lloyds Securities Inc. (3.00%)
Standard Chartered Bank (3.00%)

Standard Chartered Bank  and  Banco Bilbao Vizcaya Argentaria, S.A. will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Billing and Delivery Agent:	Citigroup Global Markets Inc.
CUSIP:	14912L4T5

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets  at 877-858-5407 or Goldman, Sachs & Co at 866-471-2526.